

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2022

Eric Schlorff
Chief Executive Officer
SeaStar Medical Holding Corporation
3513 Brighton Blvd., Suite 410
Denver, CO 80216

> **Re: SeaStar Medical Holding Corporation**
> **Registration Statement on Form S-1**
> **Filed November 21, 2022**
> **File No. 333-268503**

Dear Eric Schlorff:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed November 21, 2022

Cover Page

1.   For each of the securities being registered for resale, disclose the price that the Selling Securityholders paid for such securities.

2.   We note that the exercise price of the private placement and PIPE warrants is $11.50. We also note that the closing price of your Common Stock was $3.93 per share as of November 18, 2022. As the warrants are out of the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3.   We note the significant number of redemptions of your Common Stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Common Stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Common Stock.

Summary
Summary of Risks, page 2

4.   Please expand the last risk factor on page 3 to explain that you have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration if certain conditions are met, but that none of the Private Placement Warrants will be redeemable by you so long as they are held by the Sponsor or its permitted transferees, as you further explain elsewhere in your prospectus.

Risk Factors
If the Company fails to obtain additional financing, it would be forced to delay. . ., page 7

5.   Please revise this risk factor to update it for the most current information now that you have consummated the contemplated transactions.

The issuances of our Common Stock to the Selling Securityholders upon conversion of Warrants will cause dilution to our existing stock..., page 34

6.   Please revise this risk factor to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the Sponsor will have an incentive to sell because it will still profit on sales because of the lower price that it purchased its shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 46

7. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's Class A ordinary shares. Your discussion should highlight the fact that the Sponsor, a beneficial owner of 45.2% of your outstanding shares, will be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

8. We note that you entered into forward purchase agreements with Vellar and HB Strategies. Please revise to describe the material terms of these agreements, any payments made thereunder thus far, and discuss the risks that these agreements pose to other holders. For example, discuss how such purchases have so far, and would in the future, impact the cash you have available for other purposes and to execute your business strategy.

Liquidity and Capital Resources, page 51

9. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Common Stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination, including the effects of any purchases made under the forward agreements. We also note that you may raise additional capital through the sale of equity or convertible debt securities. Please discuss the effect of this offering on the company's ability to raise additional capital.

Our Clinical Stage Product Candidates, page 68

10. You state on page 68 that you expect to submit the IDE protocol for your pivotal trial of SCD for treating adult patients with acute kidney injury to the FDA "by the end of the third quarter of 2022,"and similarly reference this timeline on page 69. Please update this statement to reflect the current status of the submission.

<u>General</u>

11.   Please revise your prospectus to highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jordan Nimitz at 202-551-5831 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Albert Lung, Esq.